Exhibit 99.10

CONSENT OF ALEKSANDAR SPASOJEVIC

The undersigned hereby consents to the use of the undersigned's name and information derived from the Technical Report titled "South West Arkansas Project NI 43-101 Technical Report & Definitive Feasibility Study Arkansas, United States" dated September 3, 2025, which is included in, or incorporated by reference into, the Annual Report on Form 40-F, and any amendments and exhibits thereto, of Standard Lithium Ltd. (the "Company") for the period ended December 31, 2025 (collectively, the "Annual Report").

The undersigned also hereby consents to the use of the undersigned's name and the incorporation by reference of such information contained in the Annual Report into the Company's Registration Statements on Form F-10 (File No. 333-289110) and Form S-8 (File No. 333-262400), as amended.

/s/ Aleksandar Spasojevic, P.Eng
Aleksandar Spasojevic, P.Eng Ausenco Engineering Canada ULC

Date: March 27, 2026